Exhibit 99.1

MCE Finance Limited

Index To Unaudited Quarterly Report

For the Nine Months Ended September 30, 2012

Page(s)

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	2-4

Unaudited MCE Finance Limited — Restricted Subsidiaries Group Condensed Consolidated Financial Statements	5-7

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited	8-9

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,508,531	$1,014,033
Accounts receivable, net	273,348	306,500
Amounts due from affiliated companies	254,356	211,989
Inventories	15,346	15,258
Prepaid expenses and other current assets	29,981	15,070

Total current assets	2,081,562	1,562,850

PROPERTY AND EQUIPMENT, NET	2,379,631	2,481,571
GAMING SUBCONCESSION, NET	556,577	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	68,877	71,742
DEFERRED FINANCING COSTS	30,991	37,579
LAND USE RIGHTS, NET	396,332	408,630

TOTAL	$5,600,105	$5,248,012

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,324	$12,023
Accrued expenses and other current liabilities	647,875	527,164
Current portion of long-term debt	64,179	—
Amount due to shareholder	17,785	16,649
Amounts due to affiliated companies	12,325	47,844

Total current liabilities	753,488	603,680

LONG-TERM DEBT	1,544,309	1,607,895
OTHER LONG-TERM LIABILITIES	5,418	4,986
DEFERRED TAX LIABILITIES	16,399	16,900
LAND USE RIGHT PAYABLE	—	8,281
ADVANCE FROM SHAREHOLDER	914,401	988,052

SHAREHOLDER’S EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings (accumulated losses)	101,730	(246,142)

Total shareholder’s equity	2,366,090	2,018,218

TOTAL	$5,600,105	$5,248,012

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
OPERATING REVENUES
Casino	$972,530	$1,017,780	$2,869,364	$2,710,141
Rooms	29,881	27,038	87,935	76,870
Food and beverage	19,115	15,557	52,530	45,865
Entertainment, retail and others	26,611	22,996	80,461	70,265

Gross revenues	1,048,137	1,083,371	3,090,290	2,903,141
Less: promotional allowances	(35,377)	(25,712)	(99,590)	(70,931)

Net revenues	1,012,760	1,057,659	2,990,700	2,832,210

OPERATING COSTS AND EXPENSES
Casino	(705,936)	(733,333)	(2,067,250)	(2,007,096)
Rooms	(3,669)	(4,857)	(11,255)	(13,881)
Food and beverage	(6,664)	(8,470)	(21,413)	(25,013)
Entertainment, retail and others	(15,133)	(14,378)	(45,897)	(43,536)
General and administrative	(57,510)	(56,678)	(175,245)	(166,126)
Pre-opening costs	(715)	(207)	(2,862)	(1,492)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(4,914)	(4,881)	(14,740)	(14,644)
Depreciation and amortization	(62,392)	(64,653)	(193,838)	(191,884)
Property charges and others	(426)	—	(4,042)	(25)

Total operating costs and expenses	(871,668)	(901,766)	(2,579,470)	(2,506,625)

OPERATING INCOME	141,092	155,893	411,230	325,585

NON-OPERATING EXPENSES
Interest expenses, net	(19,848)	(25,719)	(60,012)	(77,370)
Other finance costs	(2,463)	(2,574)	(7,579)	(10,684)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive income	—	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	3,294	363	3,294
Foreign exchange gain (loss), net	1,712	(2,280)	3,372	(1,987)
Loss on extinguishment of debt	—	—	—	(25,193)

Total non-operating expenses	(20,599)	(27,279)	(63,856)	(116,250)

INCOME BEFORE INCOME TAX	120,493	128,614	347,374	209,335
INCOME TAX CREDIT	192	194	498	771

NET INCOME	$120,685	$128,808	$347,872	$210,106

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011 (1)(2)	2012	2011 (1)(2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$317,612	$304,834	$663,216	$612,676

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to shareholder	(25,000)	—	(75,000)	(56,140)
Acquisition of property and equipment	(25,000)	(11,658)	(73,123)	(34,493)
Payment for land use right	(8,078)	(7,689)	(15,960)	(15,271)
Deposits for acquisition of property and equipment	(420)	(1,971)	(5,646)	(3,864)
Payment for entertainment production costs	(85)	(70)	(1,265)	(70)
Proceeds from sale of property and equipment	275	1	358	114
Changes in restricted cash	—	12,499	—	167,286

Net cash (used in) provided by investing activities	(58,308)	(8,888)	(170,636)	57,562

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(18)	(866)	(275)	(28,171)
(Repayment to) advance from shareholder	(3,977)	(64)	1,057	(6,004)
Amount due to shareholder	396	379	1,136	714
Principal payments on long-term debt	—	—	—	(117,076)

Net cash (used in) provided by financing activities	(3,599)	(551)	1,918	(150,537)

NET INCREASE IN CASH AND CASH EQUIVALENTS	255,705	295,395	494,498	519,701
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,252,826	635,073	1,014,033	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,508,531	$930,468	$1,508,531	$930,468

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(5,853)	$(11,236)	$(48,288)	$(64,772)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$(130)	$1,973	$12,290	$3,750
Land use right cost funded through accrued expenses and other current liabilities	$—	$—	$2,442	$—

(1)	The presentation of the unaudited condensed consolidated statements of cash flows for 2011 has been amended pursuant to the requirements for interim reporting within the accounting principles generally accepted in the United States of America.

(2)	The unaudited condensed consolidated financial statements for 2011 reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars)

	September 30, 2012	December 31, 2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,508,531	$1,014,033
Accounts receivable, net	273,348	306,500
Amounts due from affiliated companies	254,356	211,989
Amounts due from unconsolidated subsidiaries	2	2
Inventories	15,346	15,258
Prepaid expenses and other current assets	29,981	15,070

Total current assets	2,081,564	1,562,852

PROPERTY AND EQUIPMENT, NET	2,379,631	2,481,571
GAMING SUBCONCESSION, NET	556,577	599,505
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	68,877	71,742
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	131,146	56,146
DEFERRED FINANCING COSTS	30,991	37,579
LAND USE RIGHTS, NET	396,332	408,630

TOTAL	$5,731,253	$5,304,160

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,324	$12,023
Accrued expenses and other current liabilities	647,875	527,164
Current portion of long-term debt	64,179	—
Amount due to shareholder	17,779	16,643
Amounts due to affiliated companies	12,323	47,844

Total current liabilities	753,480	603,674

LONG-TERM DEBT	1,544,309	1,607,895
OTHER LONG-TERM LIABILITIES	5,418	4,986
DEFERRED TAX LIABILITIES	16,399	16,900
LAND USE RIGHT PAYABLE	—	8,281
ADVANCE FROM SHAREHOLDER	1,045,541	1,044,192

SHAREHOLDER’S EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings (accumulated losses)	101,746	(246,128)

Total shareholder’s equity	2,366,106	2,018,232

TOTAL	$5,731,253	$5,304,160

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
OPERATING REVENUES
Casino	$972,530	$1,017,780	$2,869,364	$2,710,141
Rooms	29,881	27,038	87,935	76,870
Food and beverage	19,115	15,557	52,530	45,865
Entertainment, retail and others	26,611	22,996	80,461	70,265

Gross revenues	1,048,137	1,083,371	3,090,290	2,903,141
Less: promotional allowances	(35,377)	(25,712)	(99,590)	(70,931)

Net revenues	1,012,760	1,057,659	2,990,700	2,832,210

OPERATING COSTS AND EXPENSES
Casino	(705,936)	(733,333)	(2,067,250)	(2,007,096)
Rooms	(3,669)	(4,857)	(11,255)	(13,881)
Food and beverage	(6,664)	(8,470)	(21,413)	(25,013)
Entertainment, retail and others	(15,133)	(14,378)	(45,897)	(43,536)
General and administrative	(57,508)	(56,678)	(175,244)	(166,126)
Pre-opening costs	(715)	(207)	(2,862)	(1,492)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(4,914)	(4,881)	(14,740)	(14,644)
Depreciation and amortization	(62,392)	(64,653)	(193,838)	(191,884)
Property charges and others	(426)	—	(4,042)	(25)

Total operating costs and expenses	(871,666)	(901,766)	(2,579,469)	(2,506,625)

OPERATING INCOME	141,094	155,893	411,231	325,585

NON-OPERATING EXPENSES
Interest expenses, net	(19,848)	(25,719)	(60,012)	(77,370)
Other finance costs	(2,463)	(2,574)	(7,579)	(10,684)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive income	—	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	3,294	363	3,294
Foreign exchange gain (loss), net	1,712	(2,280)	3,372	(1,987)
Loss on extinguishment of debt	—	—	—	(25,193)

Total non-operating expenses	(20,599)	(27,279)	(63,856)	(116,250)

INCOME BEFORE INCOME TAX	120,495	128,614	347,375	209,335
INCOME TAX CREDIT	192	194	498	771

NET INCOME	$120,687	$128,808	$347,873	$210,106

MCE Finance Limited — Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011 (1)(2)	2012	2011 (1)(2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$317,612	$304,834	$663,215	$612,678

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to unconsolidated subsidiary	(25,000)	—	(75,000)	(56,140)
Acquisition of property and equipment	(25,000)	(11,658)	(73,123)	(34,493)
Payment for land use right	(8,078)	(7,689)	(15,960)	(15,271)
Deposits for acquisition of property and equipment	(420)	(1,971)	(5,646)	(3,864)
Payment for entertainment production costs	(85)	(70)	(1,265)	(70)
Proceeds from sale of property and equipment	275	1	358	114
Changes in restricted cash	—	12,499	—	167,286

Net cash (used in) provided by investing activities	(58,308)	(8,888)	(170,636)	57,562

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(18)	(866)	(275)	(28,171)
(Repayment to) advance from shareholder	(3,977)	(64)	1,057	(6,004)
Amount due to shareholder	396	379	1,137	712
Principal payments on long-term debt	—	—	—	(117,076)

Net cash (used in) provided by financing activities	(3,599)	(551)	1,919	(150,539)

NET INCREASE IN CASH AND CASH EQUIVALENTS	255,705	295,395	494,498	519,701
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,252,826	635,073	1,014,033	410,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,508,531	$930,468	$1,508,531	$930,468

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(5,853)	$(11,236)	$(48,288)	$(64,772)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$(130)	$1,973	$12,290	$3,750
Land use right cost funded through accrued expenses and other current liabilities	$—	$—	$2,442	$—

(1)	The presentation of the unaudited condensed consolidated statements of cash flows for 2011 has been amended pursuant to the requirements for interim reporting within the accounting principles generally accepted in the United States of America.

(2)	The unaudited condensed consolidated financial statements for 2011 reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current period presentation.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited

For the Nine Months Ended September 30, 2012

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for MCE Finance Limited — Restricted Subsidiaries Group	Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of September 30, 2012

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,508,531	$		$		$		$1,508,531
Accounts receivable, net	273,348							273,348
Amounts due from affiliated companies	254,356							254,356
Amounts due from (to) group companies	—		(1)		(1)		2	—
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	15,346							15,346
Prepaid expenses and other current assets	29,981							29,981

Total current assets	2,081,564		(1)		(1)		—	2,081,562

PROPERTY AND EQUIPMENT, NET	2,379,631							2,379,631
GAMING SUBCONCESSION, NET	556,577							556,577
INTANGIBLE ASSETS, NET	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	68,877							68,877
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	131,146						(131,146)	—
DEFERRED FINANCING COSTS	30,991							30,991
LAND USE RIGHTS, NET	396,332							396,332

TOTAL	$5,731,253		$(1)		$(1)		$(131,146)	$5,600,105

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,324	$		$		$		$11,324
Accrued expenses and other current liabilities	647,875							647,875
Current portion of long-term debt	64,179							64,179
Amount due to shareholder	17,779		3		3			17,785
Amounts due to affiliated companies	12,323		1		1			12,325

Total current liabilities	753,480		4		4		—	753,488

LONG-TERM DEBT	1,544,309							1,544,309
OTHER LONG-TERM LIABILITIES	5,418							5,418
ADVANCE FROM (TO) GROUP COMPANIES	—				131,140		(131,140)	—
DEFERRED TAX LIABILITIES	16,399							16,399
ADVANCE FROM (TO) SHAREHOLDER	1,045,541				(131,140)			914,401

SHAREHOLDER’S EQUITY
Ordinary shares	—		3		3		(6)	—
Additional paid-in capital	2,261,725							2,261,725
Accumulated other comprehensive income	2,635							2,635
Retained earnings (accumulated losses)	101,746		(8)		(8)			101,730

Total shareholder’s equity	2,366,106		(5)		(5)		(6)	2,366,090

TOTAL	$5,731,253		$(1)		$(1)		$(131,146)	$5,600,105

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited

For the Nine Months Ended September 30, 2012

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for MCE Finance Limited — Restricted Subsidiaries Group	MPEL (Delaware) LLC		Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
For the Nine Months Ended September 30, 2012

OPERATING REVENUES
Casino	$2,869,364	$		$		$		$		$2,869,364
Rooms	87,935									87,935
Food and beverage	52,530									52,530
Entertainment, retail and others	80,461									80,461

Gross revenues	3,090,290		—		—		—		—	3,090,290
Less: promotional allowances	(99,590)									(99,590)

Net revenues	2,990,700		—		—		—		—	2,990,700

OPERATING COSTS AND EXPENSES
Casino	(2,067,250)									(2,067,250)
Rooms	(11,255)									(11,255)
Food and beverage	(21,413)									(21,413)
Entertainment, retail and others	(45,897)									(45,897)
General and administrative	(175,244)		1		(1)		(1)			(175,245)
Pre-opening costs	(2,862)									(2,862)
Amortization of gaming subconcession	(42,928)									(42,928)
Amortization of land use rights	(14,740)									(14,740)
Depreciation and amortization	(193,838)									(193,838)
Property charges and others	(4,042)									(4,042)

Total operating costs and expenses	(2,579,469)		1		(1)		(1)		—	(2,579,470)

OPERATING INCOME	411,231		1		(1)		(1)		—	411,230

NON-OPERATING EXPENSES
Interest expenses, net	(60,012)									(60,012)
Other finance costs	(7,579)									(7,579)
Change in fair value of interest rate swap agreements	363									363
Foreign exchange gain, net	3,372									3,372

Total non-operating expenses	(63,856)		—		—		—		—	(63,856)

INCOME BEFORE INCOME TAX	347,375		1		(1)		(1)		—	347,374
INCOME TAX CREDIT	498									498

NET INCOME	$347,873		$1		$(1)		$(1)		$—	$347,872